WES CONSULTING, INC.
2745 Bankers Industrial Drive
Atlanta, GA 30360
Telephone: (770) 246-6400

April 29, 2010

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn: Geoffrey Kruczek
Mail Stop 3030

RE:	Liberator, Inc.
Amendment No. 6 to Registration Statement on Form 10
Filed April 13, 2010
File No. 000-53514

Dear Mr. Kruczek:

Set forth below are the responses by WES Consulting, Inc., the surviving entity from a merger between Liberator, Inc. (“Liberator”) and WES Consulting, Inc. (“WES” or the “Company”) effective October 19, 2009, to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated April 20, 2010.  We have reproduced the Staff’s comments for your convenience and have followed each comment with our response.  References in this letter to “we,” “our,” or “us” mean the Company or its advisors, as the context may require.  Capitalized terms not defined herein have the meaning set forth in the Registration Statement on Form 10 referenced above.

1.	Given that you have not addressed all outstanding comments, we reissue prior comment 1.

Response:  We will respond to the Staff’s comment letters dated March 1 and 5, 2010 regarding the amended Form 8-K filed February 10, 2010 as soon as possible, and we expect to do so no later than early May 2010.

Item 1. Business, page 1

2.
Please disclose the substance of the first paragraph of your response to prior comment 2.  Also provide us with your analysis of the materiality of any risks related to the portion of your response to prior comment 3 that “the Form 10 should have included such disclosures at that time.”

Response:   The relationship between Remark and OneUp first began on or about December 12, 2008, when OneUp was introduced to Hope Capital, a shareholder of Remark, by Downshire Capital for purposes of raising capital for OneUp.  A letter of intent was executed by Remark, OneUp, and New Castle Financial Services on December 22, 2008 for a merger and $2 financing.  Both transactions closed on June 26, 2009.  Upon the merger, OneUp became the wholly owned subsidiary of Liberator (the new name of Remark following the merger), and new management and a new Board were brought in.  As of today, there is no relationship between Liberator and OneUp as a result of the merger between Liberator and WES, which resulted in Liberator having merged out, WES being the surviving entity, and OneUp being the wholly owned subsidiary of WES.

Geoffrey Kruczek
Securities and Exchange Commission
April 29, 2010

Prior to the merger between Remark and OneUp, there were only two shareholders of Remark. The two shareholders of Remark were aware of the OneUp transaction. The stock never traded or had a trading symbol so the risk related to the portion of our response to prior comment 3 that “the Form 10 should have included such disclosures at that time” is not material.

Item 4. Security Ownership…, page 12

3.
Please expand your response to prior comment 4 to tell us whether your records or other information available to you reveals any purchases or sales of your securities by the parties that failed to file reports under Section 16 of the Exchange Act.  Also note that we will continue to evaluate your response to the last sentence of prior comment 4 after you amend the filing mentioned in your response.

Response:  We have no records or other information available to us that reveals any purchases or sales of Liberator securities by such parties.

*          *          *

In connection with the foregoing responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please do not hesitate to contact our legal counsel at Richardson & Patel LLP, Attention: Peter Hogan or Jamie H. Kim at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,

WES CONSULTING, INC.

/s/ Ronald P. Scott
Ronald P. Scott
Chief Financial Officer